UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

11021301

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SEC FILE NUMBER
8 52415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Avila Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 32nd Floor, Suite 32002
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward McCabe (732) 713-5023
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/30

OATH OR AFFIRMATION

I, Dennis Dumas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avila Capital Markets, Inc., as of DECEMBER 31 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this 9th day of March 2011

DEVON P. WILLIAMS
Notary Public, State of New York
No. 01WI6181439
Qualified in Kings County
Commission Expires 01/28/2012

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avila Capital Markets, Inc.

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
Avila Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Avila Capital Markets, Inc. (the "Company") (a wholly-owned subsidiary of Avila Capital Markets Group, LLC) as of December 31, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avila Capital Markets, Inc. as of December 31, 2010, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
March 11, 2011

AVILA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 842,119
Due from brokers	816,733
Deposit with clearing brokers	250,000
Security deposit	153,348
Furniture, equipment and improvements, net	9,302
Prepaid expense and other assets	41,381
Total	$ 2,112,883

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 830,980
Commissions and fees payable	136,443
Accrued profit sharing plan	357,079
Deferred rent	20,097
Total liabilities	1,344,599
Commitments and contingencies	
Stockholder's equity:	
Common stock, 2,000,000 shares authorized; $.01 par value; 100 shares issued and outstanding	1
Additional paid-in capital	637,353
Retained earnings	130,930
Total stockholder's equity	768,284
Total	$ 2,112,883

See Notes to Financial Statements.

AVILA CAPITAL MARKETS, INC.

STATEMENT OF INCOME
DECEMBER 31, 2010

Revenue:	
Commissions and fees	$ 8,787,413
Interest income	1,852
Total revenue	8,789,265
Expenses:	
Commissions, referral fees, clearing and execution	4,990,425
Employee compensation, benefits, and related costs	1,824,401
Management fees	204,795
Profit sharing	357,079
Market data	132,014
Professional fees	368,824
Rent, occupancy and related costs	230,567
Communications	58,252
Licenses and registrations	53,466
Travel and entertainment	57,425
Office expenses	91,278
Insurance	4,884
Depreciation	7,096
Bad debt expense	16,414
Other expenses	37,313
Total expenses	8,434,233
Income before income taxes	355,032
Income taxes	166,643
Net income	$ 188,389

See Notes to Financial Statements.

AVILA CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 1	$ 637,353	$ (7,359)	$ 629,995
Dividend to Former Parent			(50,100)	(50,100)
Net income			188,389	188,389
Balance, end of year	$ 1	$ 637,353	$ 130,930	$ 768,284

See Notes to Financial Statements.

AVILA CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Operating activities:	
Net income	$ 188,389
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	7,096
Changes in operating assets and liabilities:	
Due from brokers	(527,321)
Deposit with clearing brokers	47,822
Prepaid expense and other assets	(12,298)
Accounts payable and accrued expenses	371,285
Commissions and fees payable	118,417
Accrued profit sharing plan	357,079
Deferred rent	20,097
Net cash provided by operating activities	570,566
Dividend to Former Parent	(47,188)
Net cash used in financing activities	(47,188)
Net increase in cash	523,378
Cash, beginning of year	318,741
Cash, end of year	$ 842,119
Noncash financing activities:	
Distribution of computer equipment to Former Parent	$ 2,912

See Notes to Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Avila Capital Markets, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Avila Capital Markets Group, LLC (the "Parent"). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation.

The Company was formerly incorporated in the State of California on October 4, 1999 as Fortress Financial Securities Corporation. On February 25, 2008, the Company reorganized as a Delaware corporation by merging with and into Pelion Securities Corporation, incorporated on February 19, 2008.

On January 30, 2010, the Parent acquired 100% of the issued and outstanding common stock of Pelion Securities Corporation (the "Acquisition") from Pelion Financial Group, Inc. ("PFG" or the "Former Parent"). The Acquisition was approved by FINRA May 27, 2010. On July 28, 2010, Pelion Securities Corporation filed a certificate of amendment with the State of Delaware to change its name to Avila Capital Markets, Inc. The Parent agreed to provide any financial support or capital contributions that may be necessary from time to time to ensure that the Company maintains its minimum net capital requirements in accordance with SEC Rule 15c3-1.

The Company provides broker-dealer services as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis. The Company is specialized in emerging market fixed income products on a riskless principal basis. Consequently, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Note 1 - Business and summary of significant accounting policies (continued):

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers and clearing organizations. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for allowance accounts will change.

Furniture, equipment and improvements:

Furniture, equipment and improvements are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the term of the lease.

Revenue recognition:

Securities transactions and the related commission revenue are recorded on a trade date basis.

Income taxes:

Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on exacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Note 1 - Business and summary of significant accounting policies (concluded):

Income taxes (concluded):

The Company's U.S. Federal and state income tax returns are subject to examination by taxing authorities. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement financial conditions. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2010.

Subsequent events:

The Company has evaluated subsequent events through March 11, 2011, which is the date the financial statements were available to be issued.

Note 2 - Due from brokers and deposit with clearing brokers:

Due from brokers and deposits with clearing brokers at December 31, 2010 consist of $816,733 which represents the net proceeds received from trading activities and $250,000 of deposits on hand with the Company's clearing brokers.

Note 3 - Related party transactions:

During 2010, the Company and PFG had a consulting agreement in place which expired July 31, 2010. The consulting agreement provides for PFG to provide the Company with accounting, compliance, and other support services. For the year ended December 31, 2010, the Company incurred and paid $204,795 in management fees for consulting services from PFG.

Effective February 1, 2010, the Company and the Parent have an expense sharing agreement in place. The expense sharing agreement provides for the Company to reimburse the Parent for operating expenses relating to its broker-dealer activities. All regulatory and legal cost related to its broker-dealer activities are paid directly by the Company. As of December 31, 2010, there were no expense sharing activities with the Parent.

Note 4 - Income taxes:

The provision for income taxes consists of the following:

	Current	Deferred	Total
Federal	$ 125,662	$	$125,662
State and local	40,981		40,981
Totals	$ 166,643	$ -	$166,643

At December 31, 2010, current income taxes payable of $166,643 are included in accounts payable and accrued expenses.

Note 5 - Commitments and contingencies:

The Company occupies office space under a sublease which is scheduled to expire on July 30, 2012. Under the terms of the lease, the base rent is subject to escalations for increases in real estate taxes and operating costs.

The aggregate minimum annual rentals under the leases and agreed commitments are approximately as follows:

Year Ending December 31,	Amount
2011	$216,260
2012	126,152
Total	$342,412

Rent expense, included in occupancy and related costs in the statement of operations, was $230,567 for the year ended December 31, 2010. The Company maintains a security deposit with the sublandlord of $153,348 as required by the sublease agreement.

Note 6 - Off-balance sheet risk:

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2010, the Company was not responsible for any unsecured debits.

Note 6 - Off-balance sheet risk (concluded):

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligation to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

Note 7 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 - Profit sharing plan:

Effective December 15, 2010, the Company established a 401(k) profit sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to statutory limitations. Employer contributions for the year ended December 31, 2010 were $357,079.

Note 9 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company has net capital of $564,253, which is $474,613 in excess of its minimum required net capital of $89,640. The Company's ratio of aggregate indebtedness to net capital was 2.38 to 1.

AVILA CAPITAL MARKETS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2010

Net capital:	
Total stockholder's equity	$ 768,284
Deduction of nonallowable assets:	
Security deposit	153,348
Furniture, equipment and improvements	9,302
Prepaid expense and other assets	41,381
Total	204,031
Net capital	$ 564,253
Aggregate indebtedness - total liabilities	$ 1,344,599
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $50,000)	$ 89,640
Excess net capital	$ 474,613
Excess net capital at 1,000%	$ 429,793
Ratio of aggregate indebtedness to net capital	2.38 to 1
Reconciliation with the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2010:	
Net capital, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 1,148,498
Audit adjustments:	
Statement of income changes, net	(584,245)
Net capital per above	$ 564,253
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 760,222
Audit adjustment - increase in accounts payable and accrued expenses, net	584,377
Aggregate indebtedness per above	$ 1,344,599

See Report of Independent Public Accountants.

AVILA CAPITAL MARKETS, INC.

SCHEDULE II - STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Avila Capital Markets, Inc.

In planning and performing our audit of the financial statements of Avila Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors of Avila Capital Markets, Inc., management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
March 11, 2011

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

**Report of Independent Public Accountants
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors
Avila Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Avila Capital Markets, Inc. (the "Company"), for the year ended December 31, 2010, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per the general ledger provided by the Company, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting Excel schedules provided by the Company, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Excel schedules provided by the Partnership supporting the adjustments noting no differences; and

5. Compared the amount shown on line 2C ("less prior overpayment applied") on page 1 of Form SIPC-7 to the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

New York, New York
March 11, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

WORKING COPY

For the fiscal year ended 12-31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Avila Capital Markets Inc.
150 E 52nd Street
Suite 32002
New York, NY 10022
CRD# 103941

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 21,404—

B. Less payment made with SIPC-6 filed (exclude interest) (6431—)

7/26/10
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 14,973—

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,973—

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14,973—

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avila Capital Markets Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FIN OP
(Title)

Dated the 9 day of March, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 2020 and ending 12-31, 2020
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,789,265 —

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 227,532

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 227,532

2d. SIPC Net Operating Revenues $ 8,561,733

2e. General Assessment @ .0025 $ 21,404 —

(to page 1, line 2.A.)

J.H. COHN LLP
Accountants and Consultants since 1919

Member of Nexia International
www.jhcohn.com ▪ 1-877-704-3500

Avila Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Avila Capital Markets Group, LLC)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2010